Exhibit 99.2

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” prepared for Sierra Metals Inc. (the “issuer”) dated November 19, 2020, with an effective date of June 30, 2020 (the “Technical Report”).

I, Andre Marcel Deiss, BSc. (Hons), do hereby certify that:

1	I am a Principal Consultant with the firm SRK Consulting (Canada) Inc., which has an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.

2	I graduated from the University of the Witwatersrand - BSc. (1992) and BSc. Hons (1993). I have worked as a geoscientist for a total of 26 years since my graduation from university with experience in geology and geostatistics. I have operational experience in exploration, open pit and underground scenarios. Acting in a consulting capacity since 2000, I have provided geological, geostatistical and mine planning services to companies in Southern and Eastern Africa, Europe, Asia, North and South America. I have extensive experience with base metal and precious metal mining projects such as the Yauricocha Mine.

3	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400007/97.

4	I visited the Yauricocha property on April 28th to May 23rd, 2019.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for Sections 7 through 12, 14, and portions of Sections 1, 25 and 26 summarized therefrom, of the Technical Report.

8	I have previously authored sections of the technical report entitled “Independent Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an effective date of October 31, 2019.

9	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

10	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
Dated this 19th day of November 2020, in Vancouver, British Columbia, Canada. [“original signed”] Andre Marcel Deiss, BSc. (Hons) Principal Consultant – Resource Geology SRK Consulting (Canada) Inc.